Exhibit (d)(2)

AMENDED SCHEDULE A

dated July 23, 2020

to the

INVESTMENT ADVISORY AGREEMENT

dated June 26, 2019, between

RIMROCK FUNDS TRUST

and

RIMROCK CAPITAL MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate

Rimrock Core Bond Fund	0.30%

Rimrock Emerging Markets Corporate Credit Fund	0.35%

ACKNOWLEDGED AND ACCEPTED BY:

RIMROCK FUNDS TRUST		RIMROCK CAPITAL MANAGEMENT, LLC

By:	/s/ Scott Dubchansky	By:	/s/ Paul Westhead
Name:	Scott Dubchansky	Name:	Paul Westhead
Title:	Chairman	Title:	Managing Director